# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Evernorth Holdings Inc., CIK 0002092592
CUSIP: 299946103
Title of class of securities: Class A common stock, par value $0.001 per share
Address of issuer's principal executive offices: 600 Battery Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 10/09/2026
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001685012

## Reporting persons
- Ripple Labs Inc.: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,678,382; sole dispositive power 0; shared dispositive power 1,678,382; aggregate amount beneficially owned 1,678,382 (7.1% of the class)
- Larsen Lam Children's Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 661,867; sole dispositive power 0; shared dispositive power 661,867; aggregate amount beneficially owned 661,867 (2.8% of the class)
- LARSEN CHRISTIAN A: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,340,249; sole dispositive power 0; shared dispositive power 2,340,249; aggregate amount beneficially owned 2,340,249 (9.9% of the class)
  Comment: Christian A. Larsen ("Chris Larsen") is the co-founder and Executive Chairman of Ripple and its controlling shareholder. As the controlling shareholder of Ripple, Chris Larsen has voting and dispositive control over the shares of Class A common stock, par value $0.001 per share, of Evernorth Holdings Inc. (the "Issuer") (the "Class A Common Stock") held by Ripple and may be deemed to beneficially own them. Chris Larsen is also the trustee of the Larsen Trust and, in such capacity, has voting and dispositive control over the shares of Class A Common Stock held by the Larsen Trust and may be deemed to beneficially own them. However, Chris Larsen disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly. The filing of this Schedule 13G shall not be construed as an admission that any Reporting Person is, for purposes of Section 13(d) or 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this statement, other than to such extent. The percentages reported in this Schedule 13G are based on 23,638,882 shares of Class A Common Stock outstanding as of the date hereof.

## Item 1. Issuer
Name of issuer: Evernorth Holdings Inc.
Address of issuer's principal executive offices: 600 Battery Street, San Francisco, CA, 94111

## Item 2. Person Filing
Name of person filing: This statement is filed jointly by the following persons (each, a "Reporting Person" and together, the "Reporting Persons") pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"): (i) Ripple Labs Inc. ("Ripple"); (ii) Larsen Lam Children's Remainder Trust ("Larsen Trust"); and (iii) Christian A. Larsen ("Chris Larsen"). The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed as Exhibit 99.1 to this Schedule 13G.
Address of principal business office or, if none, residence: The address of the principal business office of each Reporting Person is: (i) Ripple: 600 Battery St., San Francisco, California 94111; (ii) Larsen Trust: c/o Ripple Labs Inc., 600 Battery St., San Francisco, California 94111; (iii) Chris Larsen: c/o Ripple Labs Inc., 600 Battery St., San Francisco, California 94111.
Citizenship: Ripple is a corporation incorporated under the laws of the State of Delaware. Larsen Trust is a trust organized under the laws of the State of California. Chris Larsen is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Ripple: 1,678,382; Larsen Trust: 661,867; Chris Larsen: 2,340,249
Percent of class: Ripple: 7.1%; Larsen Trust: 2.8%; Chris Larsen: 9.9%
Sole power to vote or to direct the vote: Ripple: 0; Larsen Trust: 0; Chris Larsen: 0
Shared power to vote or to direct the vote: Ripple: 1,678,382; Larsen Trust: 661,867; Chris Larsen: 2,340,249
Sole power to dispose or to direct the disposition: Ripple: 0; Larsen Trust: 0; Chris Larsen: 0
Shared power to dispose or to direct the disposition: Ripple: 1,678,382; Larsen Trust: 661,867; Chris Larsen: 2,340,249

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement, dated as of October 13, 2026, by and among Ripple Labs Inc., Larsen Lam Children's Remainder Trust and Christian A. Larsen

## Signatures
- Ripple Labs Inc.: /s/ Eric Jeck, Eric Jeck, Senior Vice President of Corporate & Business Development (10/15/2026)
- Larsen Lam Children's Remainder Trust: /s/ Christian A. Larsen, Christian A. Larsen, Trustee (10/15/2026)
- LARSEN CHRISTIAN A: /s/ Christian A. Larsen, Christian A. Larsen, individually (10/15/2026)